Gediminas Knyzelis

Chief Executive Officer

Charmt, Inc.

Hobujaama 4

Tallinn 10151, Estonia

April 01, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies

100 F Street, NE

Washington, DC 20549

Re: Re: Charmt, Inc.

Registration Statement on Form S-1

Filed February 25, 2019

File No. 333-229830

Dear reviewers of the Securities and Exchange Commission:

This letter is dedicated to addressing the comments we received from the staff of the Securities and Exchange Commission (the ‘Staff’) regarding filing of the Registration Statement of Charmt, Inc. on February 25, 2019.

Cover Page

1.

You have no or nominal operations and assets consisting solely of cash and cash equivalents. As such, you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

In reponse to the Staff’s comment, the management of the company has made appropriate corrections to the mentioned disclosure and added related risk factor.

Prospectus Summary, page 1

2.

Please disclose that you have not yet developed the mobile voice-changing messaging application that you propose. Also disclose that your auditors have raised substantial doubt about the company’s ability to continue as a going concern and that you have not yet generated revenues.

In reponse to the Staff’s comment, the management of the company has made appropriate corrections to the mentioned disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

3.

 Please provide a discussion of your financial condition, including your current monthly operating expenses and how long you can continue to operate with your current capital. Please also disclose your expected monthly operating expenses over the next 12 months. Refer to Item 303(a)(3) of Regulation S-K.

In reponse to the Staff’s comment, the management of the company has made appropriate corrections to the mentioned disclosure.

Executive Officers and Directors, page 45

4.

Please revise the biography of the Chief Executive Officer, Gediminas Knyzelis, to disclose the time periods associated with his business experience over the past five years. Clarify whether Mr. Knyzelis is currently working full-time for the company. Refer to Item 401(e) of Regulation S-K for guidance.

In reponse to the Staff’s comment, the management of the company has made appropriate corrections to the mentioned disclosure.

General

5.

You state that you may consider entering the crypto-collectibles and blockchain application industries. Please clarify the extent to which your business will involve blockchain, crypto-collectibles and crypto-assets and how you intend to incorporate these solutions into your business. Given that you intend to generate revenue through "in-app"

purchases and that your application may be on the Ethereum blockchain, please clarify whether you intend to support any cryptocurrencies.

In reponse to the Staff’s comment, the management of the company has included additional information to the section ‘Business’, page 32 (subsection ‘Products’, page 35).